Exhibit 99.4

Summary of Pledge Contract of Maximum Amount ( the “Contract”) Entered into by and between BAK International Limited (the “Mortgager”) and Shenzhen Longgang Branch, Bank of China (the “Creditor”) on Oct 15, 2013

Main contents:

  Contract number: 2013 Zhenzhongyin Gangzhizi 000527-2;
  In order to guarantee the indebtedness of RMB 400 million for Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: 2012 Zhenzhongyin Gang Exiezi 000527) and the loans agreement and supplemental agreement to be signed, the Mortgager agrees to pledge its properties as follows to the Creditor.
Collateral	Percent	Valuation	Location
100% equity of Shenzhen BAK Battery Co., Ltd	100%
  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation fee, lawyer’s fee, etc., which is incurred to the Creditor in realizing its creditor’s right.

• Headlines of the articles omitted:

  Payment on demand
  Undertakings of the Mortgager
  Validity of the Creditor’s Right
  Occupancy of Collaterals
  Insurance of Collaterals
  Mortgage Registration
  Instances of Breach of Contract and its Liabilities
  Declaration and guaranty of the Mortgager
  Amendment of the Contract
  Effectiveness and Disputation settlement